UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.       Investment Company Act Rule Number:
               811-04416

2.       State identification Number: N/A

3.       Exact  name  of  investment   company  as  specified  in   registration
         statement:
               Armada Funds

4.       Address of principal executive office (number, street, city, state, zip code):
               760 Moore Road
               King of Prussia, PA  19406


                        Report of Independent Accountants


To the Board of Trustees of
Armada Funds


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Armada Funds (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, and with respect to agreement of security purchases and sales, for the period from June 30, 2003 (the date of our last examination) through December 31, 2003:

o Confirmation of all securities held by institutions in book entry form by the Depository Trust Company, the Federal Reserve Bank of Boston, and Union Bank of California;

o Confirmation of all such securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;

o Reconciliation of all such securities to the books and records of the Funds and the National City Bank (the "Custodian");

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

o Agreement of three security purchases and two security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Armada Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2003, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Armada Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                               [GRAPHIC OMITTED]
                                                               ERNST & YOUNG LLP


Philadelphia, Pennsylvania
April 15, 2004

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


April 15, 2004

We, as members of management of the Armada Funds ("the Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2003, and from June 30, 2003 through December 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003 and from June 30, 2003 through December 31, 2003 with respect to securities reflected in the investment accounts of the Funds.

Sincerely,



/s/ KATHLEEN T. BARR
------------------------
Kathleen T. Barr
Senior Vice President



/s/ MICHAEL NANOSKY
------------------------
Michael Nanosky
Vice President